SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
FORM 11-K/A
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003 or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________to __________
Commission File Number 1-6720
A.	Full title of the Plan:	A.T. CROSS COMPANY DEFINED CONTRIBUTION
RETIREMENT PLAN

B.	Name of Issuer of securities held pursuant to the Plan and address of its principal executive office:

A. T. CROSS COMPANY
ONE ALBION ROAD
LINCOLN, RHODE ISLAND 02865

Financial Statements of the Plan:

A.T. Cross Company
Defined Contribution
Retirement Plan

Financial Statements for the Years Ended
December 31, 2003 and 2002, Supplemental
Schedule as of December 31, 2003, and
Report of Independent Registered Public Accounting
Firm

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

TABLE OF CONTENTS
Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-7
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003:
Form 5500 - Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	9

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plan Committee, Participants and Trustees
of the A.T. Cross Company Defined Contribution Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the A.T. Cross Company Defined Contribution Retirement Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

DELOITTE & TOUCHE LLP

June 23, 2004
A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Participant-directed investments - at fair value:
A.T. Cross Company common stock	$ 1,129,003	$ 985,989
Mutual funds	27,228,079	23,215,453
Common/collective trusts	18,247,596	18,573,533
Participant loans	1,183,221	1,378,963

Total investments	47,787,899	44,153,938

Receivables:
Employer contribution	29,271	25,074
Participant contributions	11,703	9,746

Total receivables	40,974	34,820

Interest and dividends receivable	58,674	75,222

Total assets	47,887,547	44,263,980

LIABILITIES - Fees payable	2,253	2,277

NET ASSETS AVAILABLE FOR BENEFITS	$ 47,885,294	$ 44,261,703

See notes to financial statements.

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS (REDUCTIONS):
Investment activity:
Net appreciation (depreciation) in fair value of investments	$ 5,413,189	$ (5,993,595)
Interest and dividend income	1,315,881	1,482,548

Total investment activity-net	6,729,070	(4,511,047)

Contributions:
Participants	1,539,872	1,654,962
Employer	568,490	625,485

Total contributions	2,108,362	2,280,447

Total additions (reductions)	8,837,432	(2,230,600)

DEDUCTIONS:
Administrative fund expenses	26,838	28,946
Benefits paid to participants	5,187,003	3,736,981

Total deductions	5,213,841	3,765,927

NET INCREASE (DECREASE) IN NET ASSETS	3,623,591	(5,996,527)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	44,261,703	50,258,230

End of year	$ 47,885,294	$ 44,261,703

See notes to financial statements

.

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
1.	DESCRIPTION OF THE PLAN

The following description of the A.T. Cross Company Defined Contribution Retirement Plan (the "Plan") provides general information only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan covering substantially all employees of A.T. Cross Company (the "Company"). The Plan is administered by a committee of three people appointed by the Company (the "Employee Benefits Plan Committee") and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

Trustee of the Plan - Fleet Bank is the trustee of the Plan. As trustee, Fleet Bank holds the Plan's assets, maintains the accounting records of the Plan, and invests the Plan's assets. The trustee makes distributions in accordance with instructions of the Plan administrator. An officer of the trustee is also a member of the Board of Directors (the "Board") of the Company.

Eligibility - Employees become eligible to participate in the Plan beginning the first quarter immediately following their date of hire.

Contributions - Effective January 1, 2003, upon entry into the Plan, an employee may contribute to the Plan an amount equal to any percentage from 1% to, and including, 25% of his or her annual salary. Prior to January 1, 2003, the maximum annual salary deferral percentage was 15%. The Company contributes to the Plan an amount equal to 50% of each participant's contribution up to a maximum contribution of 6% of the participant's salary. The Plan allows for employee elective deferrals, Company matching contributions and, at the discretion of the Board, profit-sharing contributions. A participant must complete 1 year of service and be employed on the last day of the Plan year in order to receive an allocation of profit-sharing contributions. There were no Company discretionary profit-sharing contributions made for the years ended December 31, 2003 and 2002. Contributions are subject to certain Internal Revenue Code (the "Code") limitations.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of (1) Company discretionary profit-sharing contributions and (2) Plan earnings and charged with an allocation of Plan losses and certain fund management fees. Allocations of Company discretionary profit-sharing contributions are based on the participant's eligible compensation. Allocations of Plan earnings, Plan losses and certain fund management fees are based on participant account balances as elected. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions and Company matching and discretionary profit-sharing contributions into various investment options offered by the Plan. The Plan offers several mutual funds, common/collective trusts and Company common stock as investment options for participants.

Participant Loans - Participants may borrow from their fund accounts from a minimum of $1,000 up to 50% of their vested account balances or a maximum of $50,000. Loans are repaid through payroll deductions, and the period of repayment for any loan cannot exceed five years. A participant may repay the entire outstanding balance of his or her loan at any date. Participants are limited to one outstanding loan at a time. Each loan is secured by the balance in the participant's account and bears interest at rates commensurate with prevailing rates as determined by the Plan administrator.

Withdrawals - Withdrawals from the participant's vested portion of the Plan are permitted prior to retirement if the employee is able to demonstrate financial hardship as defined by the Code.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary profit-sharing contributions is at a rate of 20% for each year an employee works 1,000 hours.

If a participant leaves the Company prior to becoming 100% vested in the Company's matching and discretionary profit-sharing contributions, the nonvested portion of the Company's matching and discretionary profit-sharing contributions will be forfeited if the participant does not return to work at the Company within one year.

Forfeited Accounts - Forfeited matching contributions will be used to reduce future Company matching contributions. Forfeited profit-sharing contributions will be redistributed to current participants based on their prior year compensation. During the years ended December 31, 2003 and 2002, Company matching contributions were reduced by $2,513 and $2,551, respectively, from forfeited nonvested accounts.

Payment of Benefits - Upon early or normal retirement, as defined by the Plan, a participant will receive a lump-sum distribution equal to the vested interest in his or her account.

Administrative Expenses - All reasonable expenses of administering the Plan may be paid from assets of the Plan. Alternatively, the Company may, at its discretion, pay any or all such expenses.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Benefits - Benefits to participants are recorded when paid.

Investment Valuation and Income Recognition - The Plan invests in A.T. Cross Company's common stock, common/collective trusts and various mutual funds. The Plan's investments are stated at fair value. A.T. Cross Company's common stock is valued at the last reported sales price on the last business day of the Plan year. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Investments in common/collective trusts generally are valued at the redemption value established by the trustee, which generally is based on the fair value of the underlying assets. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported as net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
3.	PLAN AMENDMENT AND TERMINATION

The Plan may be amended at any time by a vote of the Board. The Board may suspend or discontinue contributions to the Plan as well as terminate it. Upon termination of the Plan or discontinuance of the Company's contribution, all interests of participants become fully vested and are not subject to forfeiture. Payments, upon termination of the Plan, will be made by the trustee, Fleet Bank, in accordance with the Plan's distribution provisions.
4.	INVESTMENTS

During 2003 and 2002, the Plan's investments (including investments bought and sold, as well as held, during the year) appreciated (depreciated) in value by $5,413,189 and $(5,993,595), respectively, as follows:

	2003	2002

A.T. Cross Company Common Stock	$ 225,588	$ (92,222)

Common/collective trusts:
Fleet Easy Investment Option Aggressive Growth Fund	27,399	(19,116)
Fleet Easy Investment Option Balanced Growth Fund	12,426	(1,954)
Fleet Easy Investment Option Balanced Income Fund	20,679	(1,945)
Fleet Easy Investment Option Conservative Income Fund	42,998	12,287
Fleet Easy Investment Option Growth Fund	18,675	(2,568)

Mutual funds:
Liberty Quality Plus Bond Fund - Class Z	(83,586)	126,207
Liberty Small Company Equity Fund - Class Z	1,177,964	(1,529,475)
Income and Growth Fund	102,491	(42,426)
Columbia Balanced Fund	1,570,719	(2,037,072)
Mid-Cap Fund	423,297	(193,707)
Small Company Fund	142,208	(96,619)
Janus Fund	1,219,243	(1,623,037)
International Growth Fund	440,145	(362,868)
Vista Fund	72,943	(129,080)

Total appreciation (depreciation)	$ 5,413,189	$ (5,993,595)

Investments that represented five percent or more of the Plan's net assets available for benefits at December 31 are as follows:

	2003	2002

Liberty Small Company Equity Fund - Class Z	$ 4,065,561	$ 2,701,759
Fleet Stable Asset Fund	17,078,422	17,861,232
Liberty Quality Plus Bond Fund - Class Z	2,495,626	3,341,712
Janus Fund	4,811,609	3,884,347
Columbia Balanced Fund	10,587,682	10,118,009

5.	TAX STATUS OF THE PLAN

The Internal Revenue Service has determined and informed the Company subsequent to year end, by a letter dated April 30, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.
6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan's investments include shares of mutual funds and common/collective trusts managed by Fleet Bank, the trustee. The transactions involved in these investments qualify as party-in-interest transactions. Fees paid by the Plan to the trustee for fund administrative expenses amounted to $26,838 and $28,946 in 2003 and 2002, respectively.

An officer of Fleet Bank is also a member of the Board.

At December 31, 2003 and 2002, the Plan held 100,267 and 111,872 units, respectively, of common stock of the Company, with a cost basis of $1,112,903 and $1,151,286, respectively.

7.	VOLUNTARY COMPLIANCE RESOLUTION

The Company filed an application for a compliance statement under the Internal Revenue Service's ("IRS") Voluntary Compliance Program during May of 2003. The application is pending acceptance by the IRS as of December 31, 2003.

******

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

FORM 5500 - SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

(c)	Description of Investment,
Including Maturity Date,
(b)	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(e)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost **	Value

*	A.T. Cross Company	Common stock	$ 1,129,003
*	Fleet Bank	Fleet Easy Investment Option Aggressive Growth Fund	233,530
*	Fleet Bank	Fleet Easy Investment Option Balanced Growth Fund	94,281
*	Fleet Bank	Fleet Easy Investment Option Balanced Income Fund	193,735
*	Fleet Bank	Fleet Easy Investment Option Conservative Income Fund	524,603
*	Fleet Bank	Fleet Easy Investment Option Growth Fund	123,025
*	Fleet Bank	Fleet Stable Asset Fund	17,078,422
*	Fleet Bank	Liberty Quality Plus Bond Fund - Class Z	2,495,626
*	Fleet Bank	Liberty Small Company Equity Fund - Class Z	4,065,561
American Century	Income and Growth Fund	646,811
Columbia	Columbia Balanced Fund	10,587,682
Fidelity	Mid-Cap Fund	1,710,968
INVESCO	Small Company Fund	586,834
Janus	Janus Fund	4,811,609
Putnam	International Growth Fund	2,001,098
Putnam	Vista Fund	321,890

*	Plan participants	Loans to participants with
interest rates ranging from 5.0% to
10.5%, due in various installments
through January 2009	1,183,221

TOTAL INVESTMENTS	$ 47,787,899

*	Party in interest
**	Cost information is not required for participant-directed investments and therefore is not included.

Exhibits:

Consent of Deloitte & Touche LLP to the incorporation by reference of the Plan's financial statements into Registration Statement No. 333-42915 on Form S-8.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

A. T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

By:	Fleet National Bank, Trustee

By:	ROBERT M. LEBREUX
Robert M. LeBreux
	Title:	Vice President